Magna International Inc.

337 Magna Drive
Aurora, Ontario
Canada L4G 7K1
Tel: (905) 726-2462
Fax: (905) 726-7164
www.magna.com

June 22, 2017

Mr. Lyn Shenk

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.

20549

RE:                          Magna International Inc.

Form 40-F for the Fiscal Year Ended December 31, 2016

Filed March 30, 2017

File No. 001-11444

Dear Mr. Shenk:

We confirm receipt of your letter dated June 8, 2017 (the “Letter”) providing comments by the staff of the Securities and Exchange Commission (the “Staff”) on Magna International Inc.’s (together with its subsidiaries, “Magna” or the “Company”) Form 40-F for the Fiscal Year Ended December 31, 2016. Set forth below are the Company’s responses to your comments. For your convenience, we have reproduced such comments in the order provided, followed by the Company’s corresponding response.

Form 40-F for the Fiscal Year Ended December 31, 2016

Exhibit 99.1 — 2016 Annual Report

Management’s Discussion and Analysis

Results of Operations, page 6

1.              When two or more factors are cited to which changes are attributable, please quantify each factor so that readers may understand the magnitude of each. For example, on page 9 you state cost of goods sold increased by $3.56B resulting from nine factors and offset by four factors; however, quantification of material factors were not provided. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Company Response:

We acknowledge the staff’s comment. However, we recognize that judgment is required in determining the level of quantitative detail necessary to ensure the Company’s performance is adequately explained.  In analyzing each factor cited, the Company evaluates both the qualitative and quantitative impacts and discloses significant factors in order of importance.  We believe disclosing certain items qualitatively provides an understanding of the factors that have materially affected our results.  In future MD&A, we will endeavour to provide further quantitative information about material factors when such data is reasonably quantifiable and has a significant impact on understanding the Company’s financial performance.

As an example, in future filings, the discussion of the change in “Cost of Goods Sold” in the Company’s MD&A will be revised as follows (the illustration below is based on the Company’s 2016 MD&A):

Cost of goods sold increased $3.56 billion to $31.12 billion for 2016 compared to $27.56 billion for 2015 primarily as a result of:

•                  $2.30 billion related to acquisitions subsequent to 2015;

•                  higher material, overhead and labour costs associated with the increase in sales; and

•                  higher warranty costs of $75 million.

These factors were partially offset by:

•                  a net $519 million decrease in reported U.S. dollar cost of goods sold primarily due to the weakening of the Canadian dollar; Chinese renminbi, British pound and Argentine peso each against the U.S. dollar; and

•                  $72 million related to divestitures during or subsequent to 2015.

Notes to the Consolidated Financial Statements, page 32

2.              We note from your Annual Information Form dated March 28, 2017 that you emphasize technology development and product and process innovation as a key element of your business strategy. Please tell us the amount of research and development expenses incurred in each period presented and your consideration of disclosing these amounts as required by ASC 730-10-50-1.

Company Response:

The Company’s research and development efforts are intended to maintain leadership positions in core product lines and provide the Company with a competitive edge as it seeks additional business with new and existing customers. The Company also works with many technology development partners, including customers and equity investees, to develop technological capabilities and new products and applications.

Our estimated R&D expenditures, net of customer and government reimbursements, were not material for the years ended December 31, 2016 and 2015, respectively.   We will continue to review these expenditures on an annual basis, and will provide the ASC 730-10-50-1 disclosures if required.

Acquisitions, page 40

3.              Please clarify for us the ownership percentage of the Company in GJT. In this regard we note you state as part of the business combination the Company acquired a 50% ownership percentage in GJT, yet in the related footnote you state “GJT is 66.7% owned by one of the Company’s consolidated subsidiaries which has a 25% non-controlling interest.”

Company Response:

GJT is 66.7% owned through Getrag Automotive Partnership (“GAP”), one of Magna’s consolidated subsidiaries. Based on certain provisions in the joint venture agreement, the Company accounts for the investment in GJT using the equity method of accounting.   As a result, the external investment in GJT that is recorded in the Consolidated Balance Sheet and the equity income recorded in the Consolidated Statement of Income are both at 66.7%.

However, GAP is not wholly-owned by Magna.  Magna has a 50% direct ownership in GAP, and 50% is owned by GETRAG Ford Transmission GmbH (“GFT”), an investment accounted for using the equity method, in which Magna has a 50% ownership interest.  Thus, in total, Magna has a 50% direct and a 25% indirect ownership, resulting in a 75% economic interest in GAP.  This ownership structure results in a 50% economic ownership interest in GJT (i.e. 75% ownership in GAP x 66.7% ownership in GJT).

In future filings, our disclosures about the ownership percentage of this equity method investment will focus only on the investment, reflecting the 66.7% investment in GJT by GAP.

Supplementary Financial and Share Information

Financial Summary, page 61

4.              Please expand your disclosure to describe briefly or cross-reference to a discussion of all factors that have materially impacted the comparability of the information reflected in your Financial Summary table. For example, please include a footnote disclosure to describe or cross-reference to discussions of your GETRAG acquisition which impacts the comparability of your current year results.

Company Response:

We acknowledge the Staff’s comment.  In future filings, beginning with our Form 40-F for the fiscal year ended December 31, 2017, we will provide additional information through footnote disclosure or by cross-referencing any factors that have materially impacted the comparability of information reflected in our Financial Summary table to the relevant additional information in the notes to the financial statements.

*  *  *

Please note that we will forward a copy of your letter and this response to the Company’s audit committee. In addition, our independent auditors have received a copy of your letter and have reviewed this response.

Please feel free to contact me if you have any further questions or comments.

Yours very truly,

/s/ Atul Mehta
Atul Mehta
Vice-President Financial Reporting and Taxation

c.c.                              Members of the Magna International Inc. Audit Committee

Vince Galifi, Executive Vice-President and Chief Financial Officer

Adam Burke, Deloitte LLP